

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

Via E-mail
Svetlana Gofman
President
Pronto Corp.
6700 Henri-Bourassa Ouest, Suite 206
Montreal, QC Canada H4R0G2

> **Re:    Pronto Corp.**
> **Registration Statement on Form S-1**
> **Filed April 26, 2012**
> **File No. 333- 180954**

Dear Ms. Gofman:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your prospectus to:
   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:

> o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

> o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.  Please revise to disclose your status as a shell company, or tell us why you believe you do not meet the definition of a shell company as outlined in Rule 405 of the Securities Act.

3.  Please revise throughout the prospectus your references to "shareholders" as it appears that you only have one shareholder or advise.

Registration Statement Cover Page

4.  Please revise footnote (2) to your registration fee table to state whether you calculated the registration fee pursuant to Rule 457(a) or Rule 457(o) or advise.

Prospectus Cover Page

5.  Please revise here and in your Prospectus Summary section to refer to the correct page numbers of the Risk Factors section.

Prospectus Summary, page 5

6.  The introductory paragraph states that the summary does not contain all of the information that may be important to you. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Do you mean to say that, because this is a summary, it may not contain all of the information that is important to your investors? Please revise to delete the language that says the summary does not contain all of the information that may be important to you.

Corporate Background and Business Overview,  page 5

7.  Please revise here, and elsewhere, to indicate approximately how much time a week Ms. Gofman is devoting to the company.  Similarly revise at page 10 under, "Because our sole officer and director."

8.  Please revise to disclose your monthly "burn rate" and how long your present capital will last at that rate.  Similarly revise under "Plan of Operation," at page 19.

9.  Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

Risk Factors, page 8

10. Please add a risk factor describing the risk to investors that the proceeds from the offering will not be held in an escrow account and will not be returned to them regardless of the number of securities sold in the offering.

We are solely dependent upon the funds to be raised, page 8

11. Please provide an estimate of additional financing you may require and disclose whether you have taken any steps to seek additional financing.

We have no operating history, page 8

12. Please revise to provide an estimate of your expected "significant operating losses" or advise.

Because our sole officer and director, page 11

13. If applicable, please also list the ability of the controlling shareholder to authorize the issuance of additional shares and explain that this may have a dilutive effect on existing shareholders.

Use of Proceeds, page 14

14. We note your disclosure that Ms. Gofman will provide you with a loan to complete the registration process and that "no proceeds from this offering will be used to repay Ms. Gofman for any funds advanced for the purpose of completing the registration process." Based on your disclosure on page 14, however, it appears that you will pay the full cost of the registration of $7,000 from the proceeds of this offering.  Please revise for consistency or advise.

Procedures for Subscribing, page 18

15. Please file your subscription agreement as an exhibit to your filing or advise.

Management's Discussion and Analysis or Plan of Operation, page 19

Plan of Operation, page 19

16. In regards to Parking Payment Application Development, please expand the disclosure to provide more detail as to the material steps involved in the application development, combined with a timeline for each material step and the necessary financing for each material step.

Description of Business, page 23

17. Please revise to state whether Montreal currently has an electronic parking system, who operates the meters that allow customers to pay electronically or what options customers have to pay for parking and extend the parking time.

18. Please disclose who owns the parking meters to which your intended remote application is directed and where the meters are located. Also, disclose the arrangement and/or approvals you have or that are needed with the owner of the parking meters to permit the use of your intended remote applications with the operation of the meters. Your disclosure should also address:

- whether the parking meters are currently capable of working with your intended remote application, and if not, what is necessary for them to become capable of doing so;
- what is necessary to link your remote application to the operation of the meters, including a brief description of how you anticipate this will work and the network, if known, that you intend to use;
- how far along you are in implementing the product and what material steps remain to get the product up and running;
- how the parking meters would be replenished for the applicable usage time and associated charge of the parking space through your intended remote application to the satisfaction of the owner of the meters;
- the anticipated distance away from the parking meter that the application will work to replenish the parking meter payment fee;
- how the money for the parking space usage replenished by your intended remote application would be credited and remitted to the owner of the meters;
- whether the fee you intend to charge for your remote parking application would be regulated by any authority, and if so, name the authority and the necessary approvals needed by you to initiate and set the amount of the service fee;

- how and when your fee for the service would be recognized as revenue and collected by you; and
- whether governmental approval of your product is required and if so, the status of such approval within the governmental approval process.

19. In this regard, to the extent you discuss future business plans here and in the Plan of Operation section at page 19, please expand your disclosure to discuss the material steps involved, the timeline and any needed financing. If the needed financing currently is not available, please make that clear.

In General, page 23

20. We note that you have an agreement with Maxim Belov to develop three applications for you. Please revise to describe Mr. Belov's experience in application development or advise. Specifically, address whether Mr. Belov has any experience in developing similar mobile device applications.

Potential Customers, page 24

21. We note your disclosure that your "application will be free to download and free to use." You also state that you will charge your customers a $1 fee for each payment. Please revise for consistency or advise.

Agreement with Independent Contractor, page 25

22. We note your disclosure that Ms. Gofman's time devoted to the company may be sporadic. Please clarify what is meant. For instance, will there likely be a certain number of hours she will devote to the company per week?

Executive Officer Compensation Table, page 29

23. You indicate throughout that you only have one employee and officer. We note that Irina Gofman is listed here as President, but Svetlana Gofman has signed the registration statement and is listed as President on the signature page. Please advise.

Principal Shareholders, page 30

Future sales by existing shareholders, page 30

24. It appears that the holding period is one year for the shares Ms. Gofman holds, rather than "six months after their acquisition." Refer to Rule 144(d). Please revise or advise.

Description of Securities, page 31

Nevada anti-takeover laws, page 32

25. We note your disclosure that this offering will not be made in the state of Nevada.  Please advise where you plan to conduct your offering.

Report of Independent Registered Public Accounting Firm, page F-1

26. The last paragraph of the report references note 2 of the notes to the financial statements in regard to the discussion of going concern when this discussion is within note 1, and the amount of the net losses from inception in this paragraph does not agree with the financial statements.  Please revise as appropriate.

Part II

Item 17.  Undertakings, page 46

27. Please revise your undertakings in sections (1)(b) and (2) to follow the language in Items 512(a)(1)(ii) and 512(a)(2) of Regulation S-K, respectively.

Exhibit 5.1

28. Please have counsel revise the second sentence in the second paragraph of the opinion to clarify that counsel relied on the enumerated items as to factual matters only or advise.

29. Please have counsel delete the first sentence in the fourth paragraph of the opinion.  Counsel may not attempt to "carve out" the law of the relevant jurisdiction.  Refer to Section 3(b) of Staff Legal Bulletin No. 19.

Exhibit 23.1

30. We note that the consent refers to an audit report dated April 18, 2012.  However, the audit report on page F-1 is dated April 19, 2012.  Please advise and revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc:     via E-mail
        David Lubin, Esq.